

Mail Stop 3720

October 26, 2006

Mr. Peter Currie
Executive Vice-President and Chief Financial Officer
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada
L6T 5P6

> **Re:** **Nortel Networks Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed May 1, 2006**
>
> **Forms 10-Q for Fiscal Quarters Ended June 30, 2006**
> **File No. 0-30758**

Dear Mr. Currie:

We have reviewed your amendment and supplemental response letter dated September 29, 2006 as well as your filing and have the following comments. As noted in our comment letter dated September 1, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2005

Application of Critical Accounting Policies and Estimates, page 103
Goodwill Valuation, page 109

1.   We note your response to previous comment 1. Tell us the amount of goodwill assigned to each reporting unit at December 31, 2005, which are also your reportable segments.

2. Significant accounting policies, page 124
(k) Inventories, page 128

2.   We note your response to our previous comment 2. Please tell us why you believe your deferred direct and incremental costs meet the definition of tangible property. Also, tell us the nature of such costs. Finally, tell us over what period and how you will amortize these costs.

Form 10-Q for the quarter ended June 30, 2006

Condensed Consolidated Balance Sheets, page 2

3.   We note your response to our previous comment 9. Please provide us a specific analysis of your deferred tax assets and related valuation allowance for each material jurisdiction. Your analysis should at a minimum address all the positive and negative criteria discussed in paragraphs 23 and 24 of SFAS 109. In addition, tell us how the unresolved APA model and your transfer pricing model could affect your deferred tax assets in each material jurisdiction.

Application of Critical Accounting Policies and Estimates, page 75
Goodwill Valuation, page 78

4.   We note your response to our previous comment 12. Tell us in detail how you determined that two of your reportable segments, Enterprise Solutions and Packet Networks and Mobility and Converged Core Networks, are also your operating segments. Further, please provide us with the information provided to your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance under your new organizational structure.

5.   We note your statements in your responses to previous comments 1 and 12 that none of your product portfolios were deemed to constitute a business both prior to and following your organizational structure change. We further note your statements that the separate product portfolios do not have the self-sustaining ability to operate apart from the remaining portfolios in each segment. Please:

- Tell us in detail why you believe that your separate product portfolios do not have the ability to sustain a revenue stream by providing outputs to their customers.
- Provide us with a more detailed analysis of paragraph 6 of EITF 98-3 for EACH of your product portfolios, or components.
- Describe in detail the nature of the shared manufacturing and shared services.

- Describe why you believe that since your product portfolios share certain services, sales functions and other support functions, such sharing precludes the classification of your separate product portfolios as separate businesses.

6. Please tell us, and revise to disclose, goodwill by reportable segment as required by paragraph 45 of SFAS 142.

7. Further, describe in detail your analysis of paragraphs 32-33 and 36 of SFAS 142 when reallocating goodwill from your previous reporting units as of December 31, 2005 to your current reporting units as of March 31, 2006.

8. We note your statement that "PEC has similar economic characteristics with the remaining component within NGS based on similar markets and customers and therefore the components have been aggregated" into one reporting unit. Provide us with a more detailed analysis of the similar economic characteristics as detailed by paragraph 17 of SFAS 131 and EITF D-101. Additionally please address similarities in these units' average gross margins.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or me at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kyle Moffatt
Accounting Branch Chief